Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

May 17, 2018

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Jay Williamson, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Triangle Capital Corporation

Preliminary Proxy Statement on Schedule 14A filed on April 18, 2018

File No. 814-00733

Dear Mr. Williamson:

On behalf of Triangle Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on May 2, 2018 relating to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00733), filed with the SEC on April 18, 2018 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where indicated, revised disclosure has been included in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Amended Preliminary Proxy Statement”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Preliminary Proxy Statement. Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1.	Please respond to the Staff’s comments in writing and file the Company’s responses as a correspondence on the SEC’s EDGAR database.

Response: The Company acknowledges the Staff’s comment and has filed this letter as correspondence on EDGAR.

2.	On October 20, 2017, the Staff provided certain comments to the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-217175) (the “Registration Statement”), some which related to the Company’s disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and other disclosures which are also included in the Preliminary Proxy Statement. Please inform the Staff of whether the Company considered these comments and their materiality in the context of the disclosure included in the Preliminary Proxy Statement.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

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Response: The Company confirms that it considered the above-referenced comments to the Registration Statement and the materiality of such disclosure in the context of the disclosure included in the Preliminary Proxy Statement. In particular, with respect to Comment 2 of the Staff’s October 20, 2017 comments, and in light of the fact that Barings will manage the Company’s investment portfolio on a go-forward basis if the Transactions are approved and consummated, the Company does not believe that disclosure of trends in the metrics used by the Company’s management to monitor portfolio credit quality and performance is material to stockholders for purposes of considering approval of the proposals included in the Company’s proxy statement, as the Company’s management will cease to manage the Company’s investment portfolio following the consummation of the Transactions.

3.	The Staff refers to the “trading plan” to be established by Barings, as referenced in the cover letter and elsewhere in the Preliminary Proxy Statement. Please confirm whether such trading plan will be a “Rule 10b5-1 plan” designed in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If not, please disclose such, explain why the trading plan will not be a Rule 10b5-1 plan and disclose how the trading plan will address concerns raised by Rule 10b5-1 under the Exchange Act.

Response: The Company advises the Staff that Barings has confirmed that the trading plan referenced in the Preliminary Proxy Statement will be a “Rule 10b5-1 plan” designed in accordance with Rule 10b5-1(c) under the Exchange Act. The Company has revised the disclosure in the letter to stockholders, the notice of the Special Meeting and pages 1 and 111 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

4.	In the last italicized paragraph on page 2, please delete the reference to “and the documents that we refer to in this proxy statement.”

Response: The Company has deleted the referenced disclosure on page 2 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

5.	On page 3, the disclosure states that “the Company will repay, or make appropriate arrangements for the repayment of, all principal and accrued and unpaid interest [on] the SBA Debentures . . .”, unless the SBA consents to the SBA Debentures remaining outstanding post-Transactions. The Asset Purchase Agreement requires that all of the assets in subsidiaries be transferred in connection with the Asset Sale. Please explain why the Company believes that the SBA would consent to the SBA Debentures remaining outstanding under these circumstances.

Response: The Company has revised the disclosure to address the Staff’s comment. See page 3 of the Amended Preliminary Proxy Statement. In addition, the SBA may consent to the SBA Debentures being assumed by the Asset Buyer because the SBA would still have rights with respect to the collateral underlying the SBA Debentures (i.e., the assets acquired by the Asset Buyer from the Company) in order to secure the Asset Buyer’s obligation to repay the SBA

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Debentures. Alternatively, the SBA could presumably consent to the SBA licenses remaining with the Company, and the SBA Debentures remaining outstanding at the Company, so long as adequate security for repayment of the SBA Debentures is provided.

6.	On page 5 under the sub-section entitled “Use of Proceeds,” please include a table showing the effects of the transactions discussed in this sub-section. Please refer to Item 504 of Regulation S-K as a model for the required disclosure.

Response: The Company has revised the disclosure on pages 5 and 6 of the Amended Preliminary Proxy Statement in response to the Staff’s comment to include the above-referenced table.

7.	On page 5 under the sub-section entitled “Reasons for the Transactions,” please describe the impetus for the Transactions. Please also consider disclosing the extent to which any lawsuits and/or portfolio losses contributed to the decision to pursue the Transactions. To the extent applicable, please include similar disclosure in the section of the Preliminary Proxy Statement entitled “Proposal 1 – Approval of the Asset Purchase Agreement and the Asset Sale – The Asset Sale – Background of the Transactions.”

Response: The Company has revised the disclosure on pages 7 and 64 of the Amended Preliminary Proxy Statement to include the following language:

•	the Externalization Transaction with Barings will provide for the management of the Company’s investment portfolio by an investment adviser with the scale, scope, range of financing products, liquid portfolio capabilities, direct origination capabilities and market resources that the Board believes sufficient to navigate the increasingly sophisticated direct lending market;

•	the Asset Sale and Externalization Transaction, considered together, will accelerate the shift in the Company’s investment strategy towards investing in senior debt securities;

The Company advises the Staff that the challenges the Company has faced due to persistent low interest rates, new competition, a broader range of available financing products, and a comparatively small balance sheet, all of which combined have contributed to yield compression of the Company’s portfolio, a reduction in the Company’s net investment income, and pressure on the Company’s ability to sustain its historic dividend levels, are disclosed on page 44 of the Amended Proxy Statement.

In addition, the Company advises the Staff, on a supplemental basis, that no lawsuits contributed to the Board’s decision to pursue a strategic transaction. No material lawsuits were pending against the Company at the time that the Board publicly announced on November 1, 2017 that it had elected to pursue the exploration of strategic alternatives; the first class action lawsuit against the Company was filed on November 21, 2017.

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Further, while the Company’s portfolio depreciation during the third quarter of 2017 may have accelerated the Board’s decision to engage a financial advisor to review strategic alternatives, such depreciation did not serve as a primary impetus for the Transactions.

8.	On page 10, please revise the disclosure regarding Barings’ obligations under the Advisory Agreement to make it easier for investors to read. Please also consider breaking out the discussion of the Base Management Fee and Incentive Fee into separate paragraphs.

Response: The Company has revised the disclosure on page 13 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

9.	On page 11, the Company discloses that the U.S. federal tax treatment of the Stockholder Payment is uncertain, however, the Company anticipates that the Stockholder Payment will be treated as ordinary income to stockholders. Please explain why the tax treatment is uncertain and prominently disclose here and elsewhere, as applicable, the Company’s expectation that the Stockholder Payment will be treated as ordinary income to the Company’s stockholders.

Response: The Company advises the Staff that the tax treatment of the Stockholder Payment is uncertain because such payment does not fall within any clearly defined category of income or gain. In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amended Preliminary Proxy Statement and throughout the Amended Preliminary Proxy Statement, as applicable, to place in bold font its expectation that the Stockholder Payment will be treated as ordinary income to the Company’s stockholders.

10.	The Staff refers to the question entitled “What is the purpose of the Special Meeting?” on page 16. Please revise the answer to clearly and concisely describe the overall business purpose of, and strategy behind, the Transactions. Please also describe how the individual stockholder proposals included in the Preliminary Proxy Statement are designed to meet the overall business purpose of, and strategy behind, the Transactions.

Response: The Company has revised the disclosure on page 19 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

11.	The Staff refers to the question entitled “How will the Company’s operating costs associated with the management of its investment portfolio differ on a go-forward basis under the Advisory Agreement?” on page 19. The Company’s answer to this question highlights certain distinctions in operating expenses between internal and external management structures, but does not quantify the differences in such expenses pre- and post-Transactions. If the Company’s transition to an externally managed structure is likely to result in materially higher operating expenses, please provide a reasonable estimate of such increase and explain elsewhere, as applicable, how the Board considered such increase in reaching its recommendation for stockholders to approve the Advisory Agreement.

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Response: The Company advises the Staff that immediately following the sale of the Company’s portfolio investments, Barings will initially invest in and manage a pool of liquid, non-investment grade debt investments, which are estimated to total between $600 million to $615 million, and expects to transition the Company’s liquid debt portfolio over time into a private senior secured debt portfolio. In addition, Barings will have the ability to further grow the portfolio via the prudent use of leverage. Any estimate of the operating expenses that would be incurred in any given post-externalization period would be dependent on many factors and assumptions regarding uncertain future events and circumstances, including, but not limited to, the length of time it may take Barings to fully deploy the Company’s cash following the Externalization Closing, the Company’s future financial condition and operating and portfolio performance, the growth rates, composition and yields on the Company’s future investment portfolio, and the Company’s projected capital structure and leverage.

In the Preliminary Proxy Statement, the Company estimates that the transition to a private senior secured debt portfolio will take approximately two years. In addition to the difficulties in predicting the Company’s future post-externalization financial condition and performance (on which future base management and incentives fees are based under the Advisory Agreement on a go-forward basis), it is difficult to estimate the Company’s future staffing needs, compensation practices and compensation levels that would be in place in 2020 and beyond if it were to remain an internally-managed BDC.

In response to Comment 46, the Company has added disclosure to pages 126 and 127 of the Amended Preliminary Proxy Statement which compares the Company’s reported operating expenses for the year ended December 31, 2017 to the amount that the Company would have paid had the proposed “Post-2019” fee structure been in effect during 2017. Based on this analysis, the Company determined that the operating expenses that would have been incurred during 2017 had the externally-managed structure been in place would not have been significantly different from the actual amount of operating expenses incurred in 2017.

As a result of the above considerations, the Company respectfully advises the Staff that it believes that is not reasonably possible to predict with any degree of accuracy whether the transition to an externally managed structure, coupled with the sale of substantially all of the Company’s portfolio investments, will result in higher or lower operating expenses. As a result, it has elected not to include any additional disclosure in the Amended Preliminary Proxy Statement relating thereto.

12.

The Staff refers to the question entitled “How does Barings intend to deploy the cash that the Company is expected to have on its balance sheet immediately following the completion of the Transactions and how long is such deployment likely to take?” on page 19. The Company’s answer to this question discloses that Barings intends to invest a substantial portion of the cash that the Company is expected to have on its balance sheet immediately following the completion of the Transactions in a liquid, non-investment grade debt portfolio. Please clarify who will manage this debt portfolio. Also, please advise the Staff if the assets in

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the liquid, non-investment grade debt portfolio will be permissible assets under Section 55(a) of the 1940 Act and otherwise explain how the Company intends to comply with Section 55(a) during the two-year period in which Barings intends to transition the Company’s liquid debt portfolio into a private senior secured debt portfolio, as disclosed in the Preliminary Proxy Statement.

Response: The Company advises the Staff that Barings will serve as the investment adviser of the Company following stockholder approval of the Advisory Agreement and will manage the Company’s assets on a go-forward basis. As set forth in Section 55(a) of the 1940 Act, business development companies are required to maintain at least 70% of their investments in eligible assets specified in Section 55(a). Barings has confirmed that it intends to manage the Company’s assets in accordance with Section 55(a) and at least 70% of the Company’s assets, including the Company’s liquid, non-investment grade debt portfolio, will be considered eligible assets. Barings has also confirmed that as the Company’s investment adviser, it will implement compliance policies in order to monitor the Company’s ongoing compliance with Section 55(a).

13.	The Staff refers to the question entitled “What dividend yield is the Company targeting to pay its common stockholders once it recommences paying quarterly dividends and when its portfolio is fully invested in private senior secured debt?” on page 19. Please explain how Barings arrived at the yield figures noted in the answer to this question and why Barings believes such yields are reasonable.

Response: The Company advises the Staff that, as disclosed in the Amended Preliminary Proxy Statement, Barings intends to invest in a portfolio of substantially all debt securities and believes the Company will achieve a minimum 6% dividend yield on Company Common Stock (based on the net asset value per share thereof) while the portfolio is invested in principally liquid debt and an 8% dividend yield when the portfolio is invested in principally private senior secured debt. The Company advises the Staff that Barings intends to convert the portfolio from liquid debt to private senior secured debt over a two-year period. Barings arrived at the dividend figures based on its long history of investing in these asset classes and expectation for current and future asset level returns combined with prudent use of leverage. Specifically, Barings has assumed the liquid portfolio would earn LIBOR +3.5% on average and the private senior secured debt portfolio would earn LIBOR +6.6% (made up of primarily first lien loans). These yield targets are achievable assuming the Company operates under the SEC’s existing 200% minimum asset coverage ratio requirement and assuming the ability to obtain current market pricing on borrowed money.

14.

The Staff refers to the risk factor entitled “The proposed fee structure under the Advisory Agreement may induce the Adviser to pursue speculative investments and incur leverage, and investors may bear the cost of multiple levels of fees and expenses” on page 28. Please revise the risk factor to more clearly explain how the proposed fee structure under the Advisory Agreement may create an incentive for Barings to incur leverage. The Staff suggests including disclosure that states that, while the Base Management Fee is based on gross assets and is payable regardless of whether the value of the Company’s gross assets has decreased during the then-current quarter, the income-based Incentive Fee will

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be paid only to the extent that the hurdle rate is achieved, which may create an incentive for Barings to incur leverage, as such leverage will tend to enhance returns when the Company’s investment portfolio has positive returns.

Response: The Company has revised the disclosure on page 33 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

15.	The Staff refers to the carryover paragraph at the top of page 42, in which the Company discloses certain actions taken with regard to the Maryland Business Combination Act, as disclosed in the Company’s current report on Form 8-K filed with the SEC on January 16, 2018. Please explain on a supplemental basis the actions taken by the Company, the legal basis for such actions and the reasons for taking such actions.

Response: As previously disclosed in the Company’s current report on Form 8-K filed with the SEC on January 16, 2018, the Company took certain actions to protect the integrity of the strategic transaction review process and encourage bidders to cooperate with the Board-driven process.

Subtitle 6 of Title 3 of the Maryland General Corporation law (the “Maryland Business Combination Act”) provides that certain Maryland corporations, including the Company, are subject to certain fair price and moratorium provisions under Maryland law. In effect, the Maryland Business Combination Act prohibits defined “business combinations” with an “interested stockholder” for a period of five years and thereafter subjects any such transaction to a super-majority vote. These provisions are designed to protect minority stockholders. Section 3-603(c)(1)(ii) of the MGCL, however, permits the board of directors of a Maryland corporation to opt out of the Maryland Business Combination Act, in whole or in part. On January 9, 2018, the Board passed a resolution explicitly subjecting the Company to the Maryland Business Combination Act to protect the integrity of the strategic transaction review process and encourage bidders to cooperate with the Board-driven process.

On the same date, the Board amended the Company’s bylaws by approving the Sixth Amended and Restated Bylaws of Triangle Capital Corporation (the “Amended Bylaws”), effective on that date. The Amended Bylaws included the following changes, among others:

•	In Section 2.7, removal of the plurality voting standard for voting on nominees for director at any meeting of the stockholders for which the Company’s Secretary determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting.

•	In Section 2.11, including in the stockholder advance notice requirements a requirement that, in the event that a stockholder proposes a nominee for director, such proposal shall include a certification from the proposed nominee that he or she currently intends to serve as a director for the full term for which he or she is standing (if so elected).

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Both of the foregoing changes sought to encourage bidders to participate in the Board-driven process by making contested director election moderately more challenging (were one to occur during the then-ongoing strategic transaction review process). At the same time, the Company made the following changes to the bylaws:

•	Clarification in Section 2.8 that no stockholder proxy will be invalid due to the adjournment or postponement of a meeting of stockholders, or a change in the record date for such meeting, unless so provided in the proxy.

•	The addition of Section 2.14, stating that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting upon filing with the records of stockholder meetings a unanimous written consent which sets forth the action and is signed by each stockholder entitled to vote on the matter.

•	The addition of an exclusive forum provision, generally stating that, unless the Company consents in writing to a different forum, the Circuit Court for Baltimore City, Maryland or the state court located within the City of Raleigh in Wake County, North Carolina, or, if neither of these courts have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division or the United States District Court for the Eastern District of North Carolina, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting an internal corporate claim (as defined in the MGCL) or (c) any other action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine.

Each of these changes was either clarifying in nature or, in the case of the exclusive forum provision, intended to reduce the risk of multi-forum litigation and take advantage of certain recent favorable amendments to the MGCL.

Finally, the Company entered into customary indemnification agreements with each of its directors and its executive officers consistent with Maryland law.

16.	On page 49, the Staff notes disclosure stating that the March 8, 2018 letter from Barings set forth Barings’ perspective on go-forward investment strategy, dividends, costs allocations, and its intention to transition the Company’s portfolio to a senior secured strategy focused primarily on first lien loans. The Staff also notes disclosure on page 8, where the Company also discloses that Barings expects to transition the Company’s portfolio to Barings-originated loans relying on the Exemptive Relief. Please revise the disclosure under “Proposal 3 – Approval of the Advisory Agreement” to:

•	briefly explain Barings’ investment process, including its decision to transition the investment portfolio as a whole;

•	disclose Barings’ views on items such as suitable holding size, use of leverage and industry focus;

•	disclose the material terms and conditions of the Exemptive Relief;

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•	explain the benefits and drawbacks of investing in Barings originated loans; and

•	discuss any conflicts Barings may have going forward (e.g., will it earn structuring or origination fees on any loans purchased?).

Response: The Company has revised the disclosure on pages 127 and 128 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Company has inserted the following disclosure:

“As it relates to the go-forward investment strategy, the Adviser will seek to invest on behalf of the Company in performing, well-established middle market businesses that operate across a wide range of industries (i.e., no concentration in any one industry). The Adviser will employ fundamental credit analysis, targeting investments in businesses with relatively low levels of cyclicality and operating risk. The holding size of each position will generally be dependent upon a number of factors including total facility size, pricing and structure, and the number of other lenders in the facility. The Adviser has experience managing levered vehicles, both public and private, and will seek to enhance the Company’s returns through the use of leverage with a prudent approach that prioritizes capital preservation. The Adviser believes this strategy and approach offers attractive risk/return with lower volatility given the potential for fewer defaults and greater resilience through market cycles.”

In addition, the Company has revised the disclosure on page 126 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Company has inserted the following disclosure:

“Pursuant to the Exemptive Relief, present and future funds, including the Company, advised by the Adviser (or an investment adviser controlling, controlled by or under common control with the Adviser) are permitted to co-invest in suitable negotiated investments. Co-investments made under the Exemptive Relief are subject to compliance with the conditions and other requirements contained in the Exemptive Relief. Conditions include, but are not limited to:

•	Determination that participation in the co-investment opportunity is reasonable and fair for each participant fund and is consistent with the interests of the shareholders of each participant fund and the participant fund’s investment objective and strategies. Co-investment by a participant fund would not be different from or less advantageous than that of other participant funds.

•	Each participant fund will participate in a co-investment opportunity on the same terms and conditions, at the same price and at the same time.

•	If any participant fund elects to dispose an interest that was acquired in a co-investment transaction, the Adviser will offer the remaining participant funds, including the Company, the right to participate in such disposition of assets.

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The Exemptive Relief seeks to minimize or eliminate potential conflicts of interest by requiring all participating funds, including the Company, to participate in a co-investment opportunity on the same terms, at the same time, and at the same price. The Exemptive Relief prohibits any affiliate of the Adviser from benefiting from any co-investment opportunity. In addition, the Adviser has adopted compliance policies and procedures, including written allocation policies, that seek to minimize or eliminate potential conflicts of interest.”

17.	The Staff notes that the disclosure throughout the Preliminary Proxy Statement states that Barings will pay $85 million in cash consideration to become the investment adviser to the Company. On page 54, the Company discloses that, on March 15, 2018 the Board, Houlihan Lokey and Eversheds Sutherland met and discussed the ability of Houlihan Lokey to conduct financial analyses sufficient to issue a fairness opinion with respect to the Externalization Transaction. Subsequent disclosure indicates that the information was reviewed, but Houlihan Lokey’s fairness opinion does not address the fairness of consideration to be received in connection with Barings’ acquisition of the right to become the Company’s investment adviser. Please revise the disclosure in the “Background of the Transactions” section to provide more specific disclosure of the information considered by the Board in determining that $85 million was fair, from a financial perspective, with respect to the Externalization Transaction.

Response: The Company has revised the disclosure on pages 59 and 63 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

18.	The Staff notes the statement on page 52 that Barings and BSP had indicated they may be willing to consider hiring the Company’s employees. Please advise the Staff as to whether any of these employees were involved in the strategic transaction review process with respect to the Transactions. If so, what were these employees’ respective roles in the process? What was, or is, the status of their discussions with Barings or BSP? What actions, if any, did the Company take to ensure that these discussions did not have an adverse effect on the strategic transaction review process or deal terms with respect to the Transactions? Please revise the disclosure or advise the Staff, as appropriate.

Response: The Company advises the Staff that each of Barings and BSP indicated only a general interest in potentially hiring Company employees in the event that a strategic transaction with the Company was consummated. Prior to execution of the Asset Purchase Agreement and the Externalization Agreement, neither Barings nor BSP had direct discussions with any specific Company employees regarding an employment relationship following the consummation of a strategic transaction. Moreover, the Company’s outside legal counsel specifically instructed the Company’s management that employment discussions between such individuals and either of BSP or Barings could occur only after the Company’s entry into a definitive transaction agreement in order to avoid conflicts of interest and related concerns. Therefore, the Company respectfully advises the Staff that the Company does not believe that Barings’ and BSP’s general indications of interest in hiring Company employees had any adverse effect on the strategic transaction review process and/or deal terms with respect to the Transactions.

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19.	Under the sub-section entitled “Reasons for the Transactions” on page 59, in an appropriate location, disclose the approximate implied NAV per share being paid under the Asset Purchase Agreement, alongside the Company’s reported NAV per share and trading price, in each case, as of December 31, 2017.

Response: The Company has revised the disclosure on page 64 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

20.	The Staff refers to the third bullet point on page 59 under the sub-section entitled “Reasons for the Transactions,” in which the Company discloses that the Asset Sale and Externalization Transaction, considered together, represent 103% of the Company’s NAV as of December 31, 2017. Because the Externalization Transaction relates to the sale of advisory rights to Barings, the value of which was not part of the Company’s NAV calculation as of December 31, 2017, please remove or modify this bullet point accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 64 of the Amended Preliminary Proxy Statement to remove the reference to the 103% figure.

21.	In an appropriate location on page 59, please disclose an estimated amount of transaction expenses and severance expenses.

Response: The Company has revised the disclosure on pages 6 and 64 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Company has disclosed estimated transaction expenses of $9.0 million and estimated severance payments of $4.7 million, among other charges, to be incurred by the Company in connection with the Transactions.

22.	The Staff refers to disclosure on page 61, in which the Company states that the Asset Buyer provided a representation or other satisfactory evidence that it had sufficient cash and available lines of credit or other sources to enable it to pay the Purchase Price at the Asset Closing. Please revise the disclosure here and elsewhere, as appropriate, to refer to the specific materials that the Board and/or its advisors reviewed to assess the Asset Buyer’s ability to close on the Asset Sale.

Response: The Company has revised the disclosure on page 67 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Company has more clearly described the “no financing contingency” and related representations made by the Asset Buyer in the Asset Purchase Agreement, and described the financial information provided by the Asset Buyer to the Company and its financial advisor in support of such representations.

23.	The Staff notes the statement on page 63 that the Asset Purchase Agreement obligates the Company to indemnify the Asset Buyer against certain liabilities. Please briefly explain the nature of the indemnification and disclose the maximum amount of expenses that the Company would be obligated to reimburse Barings and the Asset Buyer in the event that the Transactions are not approved.

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Response: The Company has revised the disclosure on page 69 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Company has more clearly described the Company’s indemnification obligations to the Asset Buyer and the amounts the Company might be obligated to reimburse the Asset Buyer and/or Barings in connection with the termination of the relevant agreement in certain circumstances.

24.	Beginning on page 68, the Company provides certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The Staff notes that this data was then used as part of Houlihan Lokey’s fairness opinion and analysis; however, this data excludes several other publicly traded BDCs from the analysis. With a view to clarify the disclosure, please disclose how Houlihan Lokey selected which companies to include in its analysis and otherwise deemed a company relevant for consideration. If significant competitors were excluded, please explain why on a supplemental basis.

Response: The Company has revised the disclosure on page 74 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. As noted in the revised disclosure, Houlihan Lokey may not have included all companies that might be deemed comparable to the Company; however, Houlihan Lokey has advised the Company that it did not exclude from its analysis any companies simply because they were significant competitors of the Company.

25.	The Staff refers to the disclosure on page 69. For each multiple applied in the “Selected Companies Analysis,” please disclose why Houlihan Lokey chose the particular selected multiple ranges (e.g., 7.5x to 8.5x). Similar disclosure should be provided for the selected multiple ranges used in the “Selected Transactions Analysis.”

Response: The Company has revised the disclosure on pages 74 and 75 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

26.	On page 70, please revise the disclosure under the “Discounted Cash Flow Analysis” heading to explain how Houlihan Lokey determined the terminal value multiples and discount rates used.

Response: The Company has revised the disclosure on page 75 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

27.	On page 70 under the “Other Matters” heading, the disclosure indicates that a substantial portion of the financial advisory engagement fee is contingent upon the consummation of the Asset Sale and the Externalization Transaction. In addition the Staff notes that Houlihan Lokey provides banking, financial advisory and/or other financial or consulting services to entities affiliated with the Asset Buyer and Barings. Please revise the heading to more accurately describe the information contained in the paragraphs that follow.

Response: The Company has revised the above-referenced heading on page 76 of the Amended Preliminary Proxy Statement to read “Fees and Summary of Other Matters Related to Houlihan Lokey’s Engagement and Relationships with Transaction Participants.”

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28.	The Staff notes the statement on page 72 that some or all of the assumptions that have been made by the Company have changed since the date the Company’s projections were made. Briefly advise the Staff as to what material assumptions have changed and how such changes impact the Company’s projections. To the extent that subsequent events render the Company’s projections materially false or misleading, the Staff expects the Company to provide updated disclosure, describing the event, the impact on the projection, and potentially a Board discussion evaluating the deal consideration in light of the updated information. Please revise the disclosure or advise the Staff, as appropriate.

Response: The Company has deleted the referenced language on page 78 of the Amended Preliminary Proxy Statement given that it has not taken any steps to update its projections or any of the assumptions thereunder since the date that the projections were finalized on March 1, 2018.

29.	On page 73, please remove or modify the statement cautioning investors not to rely on projections included in the proxy statement.

Response: The Company has removed the statement in response to the Staff’s comment, as reflected on page 78 of the Amended Preliminary Proxy Statement.

30.	On page 73, under the heading “Summary of Company Projections,” please disclose the date on which the Company projections were made.

Response: The Company has revised the disclosure on page 78 of the Amended Preliminary Proxy Statement to disclose that March 1, 2018 was the date on which the Company projections were made.

31.	On page 74, under the heading entitled “Interests of Certain Persons Related to the Company,” please present such interests in a bulleted list and include summary information where available. For example, please disclose the specific number of shares of restricted stock that will vest at closing for certain individuals. Please also explain on a supplemental basis why the Asset Buyer would assume any severance obligations if it hires one of the Company’s executives.

Response: The Company has revised the disclosure on pages 80 and 81 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Supplementally, the Company advises the Staff that it believes the Asset Buyer may agree to assume a severance obligation with respect to a particular executive officer of the Company if, among other things, it had a high desire to hire the executive officer (e.g., because of certain special skills or knowledge possessed by the executive officer) and it did not want to risk such executive officer gaining other employment.

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32.	The Staff notes the statement under the heading on page 75 entitled “U.S. Federal Income Tax Consequences of the Asset Sale” that the Company has not described tax consequences that that Company assumes to be known generally by investors. Please advise the Staff of the tax consequences being included within such statement and why the Company believes investors are generally aware of them.

Response: The Company advises the Staff that the above-referenced statement is intended to make clear that the tax disclosure is not a complete explanation of general tax law. For example, the disclosure does not discuss the difference in treatment between ordinary income and capital gains. Similarly, the Company’s disclosure cannot be reasonably expected to address every individual stockholder’s tax considerations, so the disclosure does not discuss applicable tax rates or how the transaction will impact other deductions or income of the stockholders. The Company believes stockholders are aware of general US tax laws and that this summary is appropriately limited to a general explanation of the specific tax consequences of the transactions being discussed. Finally, the Company notes that the disclosure is not intended to constitute tax advice and stockholders are encouraged to speak to their own tax advisors in light of their own unique circumstances.

33.	With respect to the disclosure of the Asset Purchase Agreement beginning on page 78, please confirm the Company’s familiarity with SEC Release No. 51283, “Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability” (the “Titan 21(a) Report”), as it relates to an issuer’s responsibility to ensure that disclosures regarding material contractual provisions, such as representations, are not misleading.

Response: The Company confirms that it is aware of the obligations emphasized by the SEC in the Titan 21(a) Report.

34.	The Staff refers to disclosure on page 84 and notes that the Company has agreed to seek guidance from the SBA regarding the treatment of the Company’s SBA licenses in connection with the Transactions. Please disclose whether there is a significant risk that the Transactions would cause the Company to lose its SBA licenses. Please also disclose whether it would have a material negative impact on the Company going forward if the Company lost its SBA licenses. Please update the disclosure to include the status of these matters, including any material risks presented thereby.

Response: The Company has revised the disclosure on pages 90 and 115 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. The Company advises the Staff that the parties to the Asset Purchase Agreement and the Externalization Agreement recognize that the Company may be required to surrender its SBA licenses in connection with the consummation of the Transactions, or that the SBA licenses may transfer to the Asset Buyer at closing. However, the Company does not believe that the surrender or transfer thereof would have a material negative impact on a go-forward basis. In this regard, the dividend targets discussed elsewhere in the Amended Preliminary Proxy

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Statement assume that the SBA licenses will be surrendered by the Company in connection with the consummation of the Transactions. Moreover, the Company advises the Staff that Barings maintains active leverage facilities with leading commercial banking institutions and believes it will be able to source a leverage facility for the Company on attractive terms and conditions with limited to no impact on the Company on a go-forward basis.

35.	On page 91, under the heading “Termination of the Asset Purchase Agreement,” please disclose the outside termination date.

Response: The Company has revised the disclosure on page 96 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

36.	The Staff refers to the disclosure on page 95 under “Proposal 2 – Approval of the Stock Issuance – The Stock Issuance.” Please advise the Staff, on a supplemental basis, as to the business or other purposes behind each individual transaction listed in the series of transactions to be effectuated upon the Externalization Closing.

Response: Below please find a summary of each individual transaction listed in the series of transactions to be effectuated upon the Externalization Closing and a brief description of the business purposes thereof.

Transaction	Business Purpose
Entry into Advisory Agreement and Administration Agreement with Barings	To engage Barings, a leading global asset management firm, to provide the management and administrative functions currently performed internally by the Company’s executive officers and employees

Barings to pay Stockholder Payment to the Company’s stockholders	Recognizes the value inherent in Barings’ obtaining the right to manage the Company under the Advisory Agreement and delivers that value directly to the Company’s stockholders in the form of the Stockholder Payment

Barings will purchase shares of Company Common Stock in the Initial Stock Issuance	Facilitates Barings’ obtaining a meaningful equity ownership interest in the Company which better aligns the interests of Barings with the interests of the Company’s stockholders generally (i.e., “skin in the game”) and provides additional capital to the Company, a portion of which will be used for the Company Repurchase Plan

The Board will implement the Company Repurchase Plan	Intended to support the trading price of the Company’s common stock subsequent to the consummation of the Transactions

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Barings will enter into the Trading Plan relating to the Open Market Purchases	Intended to support the trading price of the Company’s common stock subsequent to the consummation of the Transactions and further align Barings’ interest with those of the Company’s stockholders by increasing Barings’ incremental equity ownership in the Company

In the event that Barings does not make Open Market Purchases of at least $50 million prior to the end of the two-year period described above, Barings will purchase shares of Company Common Stock in the Subsequent Stock Issuance	Ensures that Barings is obligated to deploy the full value of its Open Market Purchase commitment to better align its interest with those of the Company’s stockholders in a manner that minimizes dilution to the Company’s stockholders

37.	Please revise the last full paragraph on page 110 as appropriate to clarify the disclosure for stockholders.

Response: The Company has revised the disclosure on page 117 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

38.	The Staff refers to the carryover paragraph at the top of page 111. Please revise the last sentence in such paragraph as appropriate to clarify the disclosure for stockholders.

Response: The Company has revised the disclosure on pages 117 and 118 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

39.	With respect to the disclosure under the heading “Conditions to the Externalization Transaction” on page 114, please confirm that the Board has the authority under the Company’s existing articles of amendment and restatement (the “Articles”) and bylaws to divide the Board into three equal classes.

Response: The Company hereby confirms that the Board has the authority to divide itself into three (3) equal, or nearly equal, classes pursuant to Section 3-803 of the MGCL. The Company intends to adopt new bylaws prior to the Externalization Closing reflecting the staggered board structure and providing the procedures governing the election of directors into the staggered board.

40.	In the last sentence of the first paragraph under the heading “Reasons for the Proposed Advisory and Administration Agreements” on page 118, the Company

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discloses that bonuses to management cannot be objectively determined because of restrictions on incentive compensation under the 1940 Act. The Staff notes, however, that the “Compensation Expenses” line item in the Statements of Operations included in the Company’s most recently filed annual report on Form 10-K includes “discretionary compensation” and “equity-based compensation.” Please revise the above-referenced sentence to clarify the disclosure or consider removing the sentence.

Response: The 1940 Act provides that a BDC such as the Company may maintain either an equity incentive plan or a “profit-sharing plan,” but not both, for its executive officers and other employees. See Sections 61(a)(3)(B)(i) and (iv) of the 1940 Act. The Compensation Committee of the Company’s Board of Directors believes that equity incentives strongly align the interests of executive officers and employees with those of the Company’s stockholders. Accordingly, the Company has adopted and maintains equity incentive plans for its executive officers and employees. As a result, the 1940 Act prohibits the Company from having a “profit-sharing plan.”

The term “profit-sharing plan” is defined very broadly in the 1940 Act but in this context is generally viewed as referring to incentive and other compensation being directly tied to a company’s gross or net income or any other indicia of the company’s overall financial performance, such as realized gains or losses and unrealized appreciation or depreciation on investments. In this regard, the SEC has indicated that a compensation program possesses profit-sharing characteristics if a company is obligated to make payments under the program based on company performance metrics.

Due to these restrictions imposed by the 1940 Act, the Compensation Committee of the Company’s Board of Directors is not permitted to use nondiscretionary or formulaic Company performance goals or criteria to determine executive incentive compensation. Instead, the Committee considers overall Company performance along with other factors, including individual performance criteria, and uses its discretion in determining the appropriate compensation for executive officers and other key employees.

In light of the foregoing, the Company has revised the disclosure on page 125 of the Amended Preliminary Proxy Statement in response to the Staff’s comment to clarify that “bonuses to management that cannot be directly tied to Company performance because of restrictions . . . under the 1940 Act.” [Emphasis added.]

41.	The Staff notes the Company’s statement under the heading “Reasons for the Proposed Advisory and Administration Agreements” on pages 118 and 119 that the Board believes that the Company will benefit from the external management structure proposed under the Externalization Transaction because the Company and any other funds or accounts managed by Barings will be a more desirable destination for portfolio companies and their sponsors who are seeking a range of financial solutions and a variety of structuring options. To what extent does this rationale include larger deal sizes? Please revise disclosure to the extent necessary.

Mr. Jay Williamson May 17, 2018 Page 18

Response: The Company has revised the disclosure on pages 125 and 126 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

42.	The Company defines “Pre-Incentive Fee Net Investment Income” twice on page 121. If there are no material differences between the two definitions, please consider defining the term only once or otherwise clarify.

Response: The Company advises the Staff that both definitions of “Pre-Incentive Fee Net Investment Income” include the same components; however, when used in the context of the “Pre-2020 Period,” the period of reference used to calculate “Pre-Incentive Fee Net Investment Income” is only the immediately preceding calendar quarter for which such fees are being calculated. In the “Post-2019 Period,” the period of reference used to calculate “Pre-Incentive Fee Net Investment Income” is the immediately preceding calendar quarter and the eleven preceding calendar quarters (or such fewer number of preceding calendar quarters counting each calendar quarter beginning on or after January 1, 2020), such period referred to as the “Trailing Twelve Quarters.” The Company advises the Staff that the above-referenced difference is disclosed on page 129 of the Amended Preliminary Proxy Statement.

43.	The Staff refers to the statement under the heading “Information About New Principal Executive Officers and Directors” on page 126 that all of the Company’s current officers and directors will resign as a condition to the closing of the Externalization Transaction and will be replaced. Please advise the Staff, on a supplemental basis, as to why the replacement directors are not standing for election at the Special Meeting. In your response, please address any provisions of the Articles, listing requirements and 1940 Act provisions, as appropriate. Given the replacement directors’ appointment by Barings, please discuss why the directors labeled as independent directors should be considered as such for the purposes of analyzing various requirements under the 1940 Act.

Response: The Company advises the Staff that, in the event that a vacancy occurs on the Board, the Company’s organizational documents require (as permitted by Section 3-804(c) of the MGCL) that the remaining members of the Board, and not the stockholders, elect the replacement directors to fill any such vacancy. Further, neither the NYSE listing requirements nor the 1940 Act prohibits the Board from filling vacancies on the Board through the affirmative vote of a majority of the remaining directors in office (for example, Section 16(a) of the 1940 Act does not apply to BDCs).

The Company further advises the Staff that the replacement directors who are labeled as independent directors in the Amended Preliminary Proxy Statement have been so labeled because they do not fall into any of the disabling conduct or provisions set forth in Section 2(a)(19) of the 1940 Act.

44.

The Staff refers to the third bullet point on page 128. Please clarify the sources of potential future indirect income to Barings from its relationships with the Company and the profitability of such relationships. Please disclose the sources of indirect income available to Barings and explain how the Board considered such

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sources in its determination to approve the Advisory Agreement. Also, please explain why these amounts are appropriately credited to Barings rather than the Company.

Response: The Company has revised the disclosure on page 138 of the Amended Preliminary Proxy Statement to clarify that the Board considered the fact that there were no known potential future sources of indirect income to the Adviser from its relationships with the Company in its determination to approve the Advisory Agreement.

45.	Referring to page 128, the Staff notes that, when considering whether to approve the Advisory Agreement, the Board considered Barings’ internal rate of return on its private senior secured debt investment strategy since 2012; however, the disclosure also notes that GPFG’s inception was in 1992. Please disclose whether the Board reviewed any other data, such as during the credit crisis, in connection with its analysis of Barings’ investment performance? If so, please disclose why the Company used 2012 as the relevant starting point for its analysis?

Response: The Company has revised the disclosure on page 139 of the Preliminary Proxy Statement.

46.	The Staff refers to the disclosure under the heading “Comparison of Management Fee and Expense Ratio to Other Business Development Companies” on page 129 and notes that the Company compared the fees to be paid under the Advisory Agreement, and the structure of such fees, to that of other BDCs. The Staff advises the Company that Item 22(c)(9) of Schedule 14A generally requires disclosure of the difference between the aggregate amount of fees paid by the Company during the last year and the amount that the Company would have paid had the proposed new fees and fee structure been in effect. Please include a table consistent with this requirement in order to show investors the change in fees and expenses that may result after effectiveness of the Advisory Agreement.

Response: The Company has revised the disclosure on pages 126 and 127 of the Preliminary Proxy Statement.

47.	The Staff also refers to the reference on page 129 to the three-year total return or lookback feature relating to the Income-Based Fee, which will take effect commencing in 2020. Based on the existing disclosure, the Staff was unable to understand how the lookback feature operated. Please revise the disclosure or advise the Staff as appropriate.

Response: The Company has revised the disclosure on page 140 of the Amended Preliminary Proxy Statement and added a cross-reference to the section of the Amended Preliminary Proxy Statement in which the lookback feature is disclosed. The Company advises the Staff that, during the Post-2019 Period, the Income-Based Fee includes a lookback feature whereby Pre-Incentive Fee Net Investment Income is calculated as the average Pre-Incentive Fee Net Investment Income for the Trailing Twelve Quarters, and then compared to the quarterly hurdle rate of 2.0%, as compared to the Pre-2020 Period, where there is no lookback feature.

Mr. Jay Williamson May 17, 2018 Page 20

48.	The Staff advises the Company that Item 22(c)(10) of Schedule 14A requires disclosure of the identity and size of any other fund advised by Barings with an investment objective similar to that of the Company, as well as the rate of Barings’ compensation from such funds. Please confirm on a supplemental basis that this disclosure has either been provided or that the Company concluded this requirement was inapplicable.

Response: The Company respectfully advises the Staff that the Company has concluded that this requirement is inapplicable. Barings has confirmed that no other Barings fund has an investment objective and strategies that are substantially similar to those of the Company. While Barings does contemplate that the Company and Barings-advised funds will engage in certain co-investment transactions, Barings-advised funds (i) do not have to comply with the 70%/30% test of Section 55(a) of the 1940 Act, (ii) may focus exclusively on first lien or mezzanine debt (as compared to the Company’s broader strategy), (iii) generally are private funds that do not offer public type liquidity to shareholders, and (iv) have a three- or five-year investment period and a finite life (as compared to the Company’s infinite life as a permanent capital vehicle). These differences are significant and lead to the conclusion that the requirements of Item 22(c)(10) are inapplicable.

49.	The Staff refers to the disclosure under “Proposal 4 – Approval of the Reduced Asset Coverage Ratio” on page 131. Please revise the disclosure to include a plain English explanation of the current and proposed borrowing limit. Please consider including language similar to the following: “The Company currently may borrow $1 for investment purposes for every $1 of investor equity. If Proposal 4 is approved then the Company would be able to borrow $2 for investment purposes for every $1 of investor equity.”

Response: The Company has revised the disclosure on page 141 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Amended Preliminary Proxy Statement includes the following disclosure: “In other words, while the Company currently may borrow $1 for investment purposes for every $1 of investor equity, if the Reduced Asset Coverage Ratio Proposal is approved, then the Company would be able to borrow $2 for investment purposes for every $1 of investor equity, effective as of the day after the Special Meeting.”

50.	Please add the following items to the disclosure on page 133 in order to help investors better understand some of the potential effects of approving the Reduced Asset Coverage Ratio Proposal:

•	a comparative fee table based on the requirements of Form N-2;

•	a comparative fee table to show the effects of leverage based on the requirements of Form N-2 Item 8(3)(b), showing current borrowing amounts and pro forma borrowing amounts, and assuming that the Company borrows the maximum amount permitted under the Reduced Asset Coverage Ratio Proposal.

Mr. Jay Williamson May 17, 2018 Page 21

Response: The Company has revised the disclosure on pages 142 and 143 of the Amended Preliminary Proxy Statement in response to the Staff’s comment to include the above-referenced tables and relevant assumptions.

51.	In the last paragraph on page 133, under the heading “Impact on the Base Management and Incentive Fees,” please revise the disclosure to describe other ways that increased borrowings could impact the Incentive Fee. For example, explain why additional borrowings would make the hurdles under the Incentive Fee calculation easier to meet.

Response: The Company has revised the disclosure on page 145 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

52.	On page 135, the heading for the Executive Payments Proposal under Proposal 5 is described as an advisory vote on executive compensation. The disclosure that follows, however, indicates that investors are being asked to vote on an advisory basis to approve “golden parachute” compensation. In Question 301.01 of the SEC’s Compliance and Disclosure Interpretations, the Staff reminds issuers that Rule 14a-4(a)(3) requires that the form of proxy card “identify clearly and impartially each separate matter intended to be acted upon.” In light of this guidance, please revise the heading of Proposal 5 to more precisely describe the specific action that stockholders are being asked to vote on.

Response: The Company has revised the disclosure on page 146 of the Amended Preliminary Proxy Statement, and throughout the Amended Preliminary Proxy Statement, as applicable, in response to the Staff’s comment. Specifically, the Company has revised the heading of the proposal to read “Proposal 5 – Advisory (Non-Binding) Vote on Golden Parachute Compensation.”

53.	The Staff notes the statement under the heading “Narrative to Golden Parachute Compensation Table” on page 137 that discloses that the Company entered into individual retention agreements with its named executive officers in November 2017 and modified such agreements in February 2018 to “clarify their terms.” With a view to clarifying disclosure, please explain:

•	who negotiated and approved these retention agreements and their modifications;

•	the business reasons for entering into the modifications;

•	the material terms of the agreements and modifications, including a comparative discussion of what the executives were entitled to before and after the agreements and modifications; and

•	how the Board and management considered their respective responsibilities with respect to these agreements and modifications.

Response: The Company has revised the disclosure on page 148 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

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54.	The Company discloses in the third paragraph under the heading “Narrative to Golden Parachute Compensation Table” on page 137 that the named executive officers are entitled to certain benefits under the retention agreements upon the occurrence of certain events. Please disclose how these provisions are different from those previously disclosed in this section. In other words, are these entitlements in addition, or an alternative, to the previously disclosed rights and benefits?

Response: The Company has revised the disclosure on page 148 of the Amended Preliminary Proxy Statement in response to the Staff’s comment. Specifically, the Amended Preliminary Proxy Statement makes clear that the benefits upon the occurrence of certain events are in addition to the benefits/rights disclosed in the second full paragraph on page 148.

55.	Please ensure that all stockholder communications clearly indicate that the Stockholder Payment will be payable to stockholders as of the Externalization Closing date and not any other record date. Please disclose this throughout the Preliminary Proxy Statement, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Preliminary Proxy Statement to remove reference to the “Stockholder Payment Record Date” and to disclose that the Stockholder Payment will be payable to stockholders of record as of the date of the Externalization Closing.

56.	With respect to the Company’s material pending legal proceedings, please revise the disclosure in the Preliminary Proxy Statement or the Company’s periodic reports to name all of the individual defendants in the disclosed legal proceedings and revise the disclosure to more specifically describe the allegations asserted.

Response: The Company has revised the disclosure on pages 154 and 155 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

57.	In Note 8. “Commitments and Contingencies” of the notes to the consolidated financial statements included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which is attached as Appendix F to the Preliminary Proxy Statement, the Company discloses that, as of December 31, 2017, it has a balance of approximately $48 million of unused commitments to extend financing to portfolio companies. Please advise the Staff, on a supplemental basis, as to what will happen to these unused commitments as a result of the closing of the Transactions (i.e., do they terminate, get transferred, or represent an ongoing obligation).

Response: The Company advises the Staff, on a supplemental basis, that under the Asset Purchase Agreement, the Asset Buyer has agreed to assume the “Assumed Obligations,” which includes all obligations with respect to the purchased assets under the related loan and equity documents, including unfunded commitments, to the extent that such obligations are to be performed after the effective time of the Asset Sale.

Mr. Jay Williamson May 17, 2018 Page 23

58.	Briefly advise the Staff, on a supplemental basis, as to why the Transactions are not deemed to be a liquidation event under the Articles and why the Company determined that a majority threshold, rather than a higher threshold, was required to approve the Transactions.

Response: The Company advises the Staff, on a supplemental basis, that the Transactions are not deemed to be a “liquidation” under the Articles or Maryland law because the transactions contemplated by the Asset Sale Proposal involve the sale of all or substantially all of the assets of the Company and the Board did not approve any action that would result in the liquidation or dissolution of the Company.

“Liquidation” of a corporation is not defined by MGCL or the Articles, but is commonly understood to involve one of the following processes: (1) the sale of all or substantially all the assets of the corporation followed by a distribution to the stockholders of the resulting proceeds; (2) the voluntary statutory dissolution of the corporation pursuant to the MGCL and associated winding up of the affairs of the corporation by its directors; or (3) the sale of all or substantially all the assets of the corporation together with or followed by the voluntary statutory dissolution of the corporation pursuant to the MGCL culminating in one or more distributions to the stockholders of any remaining proceeds. In each case, all of the proceeds of the transactions (after the payment of any liabilities and the setting aside of funds to satisfy contingent liabilities) are distributed to the stockholders and the existence of the entity is terminated. In the Transactions, the proceeds of the Asset Sale will not be distributed to the stockholders and the existence of the Company will not be terminated.

The Company also advises the Staff that the characterization of the Transactions as a “liquidation” (which it is not for the reasons set forth above) still would only require approval by the affirmative vote of the holders of a majority of shares of the Company’s then-outstanding common stock because, pursuant to Section 6.2(a) of the Articles, the Continuing Directors (as defined in the Articles), by a vote of at least seventy-five percent (75%) of such Continuing Directors, approved the underlying resolution.

The Company also advises the Staff, on a supplemental basis, that only the Asset Sale Proposal, Stock Issuance Proposal and Advisory Agreement Proposal are required to be approved by stockholders in order to effectuate the Transactions. The Asset Sale Proposal is governed by Section 3-105 of the MGCL which generally requires the transfer of assets to be approved by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter unless otherwise provided for by the company’s charter. As permitted under the MGCL, the Articles require that a transfer of assets be approved by the lower standard of the affirmative vote of the holders of a majority of shares of the Company’s then-outstanding common stock.

Pursuant to the Company’s bylaws and requirements of the NYSE, the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast at the Special Meeting.

Mr. Jay Williamson May 17, 2018 Page 24

Pursuant to the 1940 Act, the Advisory Agreement Proposal requires the affirmative vote of the holders of at least a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Company. The shares of Company Common Stock are the Company’s only outstanding voting securities. Thus, under the 1940 Act, a “majority of the outstanding voting securities” of the Company means the affirmative vote of the lesser of (a) 67% or more of the shares of Company Common Stock present or represented by proxy at the Special Meeting, if the holders of more than 50% of the outstanding shares of Company Common Stock are present or represented by proxy at the Special Meeting, or (b) more than 50% of the outstanding shares of Company Common Stock. The Company advises the Staff, on a supplemental basis, that these requirements are set forth in the Preliminary Proxy Statement for the benefit of investors.

59.	Please consider adding one or more diagrams or graphics to help investors better understand the Transactions.

Response: The Company has revised the disclosure on pages 4 and 11 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,

/s/ Steven Boehm
Steven Boehm

cc:	E. Ashton Poole, Triangle Capital Corporation

Steven C. Lilly, Triangle Capital Corporation

C. Robert Knox, Jr., Triangle Capital Corporation

Harry Pangas, Eversheds Sutherland (US) LLP